News Release

Resin Systems Announces First Quarter 2007 Results

Calgary, Alberta, May 3, 2007:  Resin Systems Inc. (RS - TSX / RSSYF - OTCBB), a composite products innovation company (“RS”), today announced its financial results for the quarter ended March 31, 2007. RS reports in Canadian dollars and all financial references in this news release are in Canadian dollars unless otherwise noted.

First Quarter 2007 Highlights

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Net loss of $6.3 million or $0.06 per share, down 47 percent from fourth quarter 2006 of $11.9 million or $0.13 per share and down 22 percent from first quarter 2006 of $8.1 million or $0.09 per share;

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Loss before interest, taxes, depreciation and amortization of $3.7 million, down 59 percent from fourth quarter 2006 of $9.1 million and down 44 percent from first quarter 2006 of $6.6 million;

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Funds used in operations of $4.2 million compared to $9.9 million in the fourth quarter of 2006 and $7.1 million in the first quarter 2006;

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Completion of a $5 million short-term bridge financing followed by a common share offering resulting in:

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the retirement of $3.6 million of notes from the short-term bridge financing by the issuance of  3,661,111 common shares; and

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the issuance of 31,338,889 million common shares for gross proceeds of $31.3 million.

The net loss in first quarter 2007 included $877,000 in charges related to the short-term bridge financing and $143,000 in restructuring charges.

“Our first quarter results met our goal of substantially reducing our operating losses and implementing an extensive restructuring plan,” said Paul Giannelia, president and chief executive officer. “With this behind us, we can focus on working towards profitability in 2008.”

RS continued to make progress on the commercialization of its two product lines. RStandard™ utility poles entered the market penetration stage of RS’s business plan with an exclusive distribution agreement with HD Supply Utilities, Ltd. Progress on the VRoll™ composite roller tubes also continued with RS and FMC Technologies, Inc. working towards jointly introducing to market in the second quarter FMC Technologies's line of Link-Belt® Composite Conveyor Idler Rollers made with VRoll composite roller tubes. Over the next quarter, RS expects to manufacture product samples of VRoll roller tubes in the most common roller sizes at its Calgary plant for delivery to FMC Technologies, Inc.

“We are focused on the commercialization of our two initial products,” said Mr. Giannelia. “Global Composite Manufacturing is on track to begin manufacturing RStandard poles by the end of the second quarter and HD Supply Utilities will start marketing and distribution of our RStandard utility pole. We are also making progress on our VRoll composite roller tubes. We are on schedule to have Link-Belt conveyor rollers using VRoll roller tubes in paid pilot projects in the second half of the year followed by a full market launch by year end.”

Recent Developments

During the first quarter, RS completed several important steps in its restructuring efforts, including:

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execution of a five-year exclusive distribution agreement with HD Supply Utilities, Ltd., a Florida limited partnership owned by The Home Depot, Inc. The agreement includes an initial purchase order for RStandard poles that has a value exceeding $50 million USD over two years after deliveries start. It also provides that HD Supply Utilities, Ltd. is the exclusive distributor of RStandard poles in Canada, the United States, Mexico, Bermuda, the Bahamas and all the Caribbean Islands;

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execution of a letter of intent with Global Composite Manufacturing, Inc., a corporation operating in Tilbury, Ontario, which provides the framework whereby Global Composite Manufacturing, Inc. moves, upgrades and re-commissions RS’s existing RStandard utility pole manufacturing equipment as well as related additions for use in Global Composite Manufacturing, Inc.’s production of RStandard utility pole product under license from RS at a cost denominated in USD;

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shut-down of RStandard manufacturing in Calgary and completion of the physical move of the manufacturing equipment to Ontario;

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restructuring of its board of directors, with the addition of Mr. Wilmot Matthews as chairman and Mr. Brian Felesky, Mr. Paul Giannelia and Mr. James Gray as directors; and

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completion of a $5 million short-term bridge financing followed by a common share offering resulting in:

o

the retirement of $3.6 million of notes from the short-term bridge financing by the issuance of  3,661,111 common shares; and

o

the issuance of 31,338,889 million common shares for gross proceeds of $31.3 million.

RS has filed its unaudited consolidated financial statements for the quarter ended March 31, 2007 and related management's discussion and analysis with Canadian securities regulatory authorities. The financial statements and management's discussion and analysis have also been filed with the United States Securities and Exchange Commission. Copies of the respective documents are available at www.sedar.com, www.sec.gov and RS's website at www.grouprsi.com.

Conference Call

RS will host a conference call on Monday, May 7, 2007 starting at 9:00 a.m., Mountain Time (11:00 a.m. Eastern Time) to discuss RS’s first quarter 2007 results.

To participate in the conference call, please dial 1-866-334-4934 (toll-free in North America) or (416) 849-4293 approximately 10 minutes prior to the call. A live audio webcast and the transcript of the conference call will also be available via RS’s website, www.grouprsi.com. The webcast and transcript will be archived for approximately 90 days.

Reader Advisory

Certain information set forth in this MD&A, including management's assessment of RS’s future plans and operations, contains forward-looking statements which are based on RS's current internal expectations, estimates, projections, assumptions and beliefs, and which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as anticipate", "believe", "plan", "estimate", "expect", "predict", "intend", "will", "may", "could", "would", "should" and similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause RS's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, RS's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of RS; RS’s future capital requirements; RS’s future labour requirements; competition from established competitors with greater resources; the uncertainty of developing a market for RS’s products or for third party products incorporating its products; RS’s reliance on third parties to manufacture and sell its RStandard products and to manufacture and sell a line of rollers based on its VRoll composite tubes; RS’s reliance on third party licensees in international markets; the risks associated with rapidly changing technology; RS's reliance on third parties to supply raw materials to it so it may make its Version resin and VRoll composite tubes; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions.  Many of these risks and uncertainties are described in RS's 2006 Annual Information Form and other documents RS files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and RS assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

The terms "loss before interest, taxes, depreciation and amortization" and "funds used in operations" are not recognized measures under Canadian generally accepted accounting principles. Management believes that in addition to net loss, "loss before interest, taxes, depreciation and amortization" and "funds used in operations" are useful supplemental measures, providing an indication of RS's ability to fund future operations. Investors are cautioned that "loss before interest, taxes, depreciation and amortization" and "funds used in operations" should not be construed as an alternative to net loss determined in accordance with generally accepted accounting principles as an indicator of the financial performance of the Company. The Company’s method of calculating "loss before interest, taxes, depreciation and amortization" and "funds used in operations" may differ from other issuers and may not be comparable to similar measures presented by other issuers.

About RS

RS is a composite product innovator. RS develops advanced composite products for large-scale industrial markets. These products replace products which traditionally have been made using conventional building blocks of wood, concrete and steel.  The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS has successfully developed the VRoll™ bulk material handling system roller tube and the award winning RStandard™ modular composite utility pole.  For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

"Version", "RStandard" and "VRoll" are trademarks of RS.

For further information please contact:

Resin Systems Inc.

Rob Schaefer, Chief Financial Officer and Corporate Secretary

Tel: (403) 219-8000

Fax: (403) 219-8001

Email: info@grouprsi.com